EXHIBIT 12.2

RATIO OF EBITDA (AS DEFINED) TO INTEREST EXPENSE
(Dollars in Thousands)

	1998	1999	2000	2001	2002
EBITDA (as defined)	$43,547	$50,562	$54,011	$70,955	$97,463
Interest expense, net	3,175	22,722	28,563	31,926	36,538

Ratio	13.7	2.2	1.9	2.2	2.7

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